FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        November, 2002

Commission File Number:      0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

311 West First North Vancouver, British Columbia Canada V7M 1B5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   November 26, 2002

MIRAMAR MINING CORPORATION

311 West First Street, North Vancouver, B.C. CANADA V7M 1B5
Tel:  (604) 985-2572       Fax:  (604) 980-0731       Toll Free:  1-800-663-8780

November 25, 2002	NEWS RELEASE 02-23	MAE - TSE MNG - Amex

Miramar Announces Third Quarter 2002 Financial and Operational Results
— $1.2 million in Earnings, Steady Operational Performance in Yellowknife

VANCOUVER — Miramar Mining Corporation today announced its financial and operational results for the three months ended September 30, 2002. For the period, Miramar reported earnings of $1.2 million or $0.01 per share and production of 31,250 ounces of gold at cash costs of US$233 per ounce.

“The third quarter results represent another consecutive quarter of earnings for Miramar,” said Tony Walsh, Miramar’s President and CEO. “However, our Yellowknife operations did not catch up as much as had been anticipated during the third quarter. Unexpected power interruptions and lower than planned grades from certain key areas, resulted in lower than planned production in the quarter. Nevertheless, we expect the 2002 production profile will be close to forecast.”

Financial Results

For the three months ending September 30, 2002, net earnings were $1.2 million or $0.01 per share compared with a loss of $0.7 million or $0.01 per share for the same period in 2001. The improvement in 2002 is the result of a reduction in mine operations spending, largely due to the reimbursement of environmental expenditures at the Giant mine from the Department of Indian and Northern Affairs (“DIAND”); higher average realized gold prices; and a decrease in depreciation expenses.

Operating cash flow for the period was $6.9 million compared to $2.7 million for the same period in 2001. Included in working capital was a change in the accounts receivable for the sale of 48 million shares of Northern Orion Explorations recorded in the second quarter. Removing the impact of this transaction, cash flow from operations in the third quarter of 2002 was $3.1 million. The Company’s gold operations business segment continued to generate cash in the quarter and the year, after deducting mine capital and development along with corporate general and administration costs as follows:

2002 (C$000s)

	Q3	9 months

Cash from Operations	$ 3,093	$ 6,808

Less: Mine Capital & Development	($1,142)	($4,216)

Total	$ 1,951	$ 2,592

Operating Results

During the period, the Con Mine delivered 74,612 tons grading 0.32 ounces of gold per ton, and the Giant Mine delivered 16,936 tons grading 0.36 ounces of gold per ton for processing at the Con mill. Together, the mines produced and shipped 31,250 ounces of gold at cash costs of US$233 per ounce versus 32,023 ounces at cash costs of US$248 in 2001. A further 11,585 ounces remain stockpiled in refractory

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concentrates.     Production was below expectations as a result of lower than anticipated grades at the Con and Giant Mines in the quarter, after several quarters of exceeding plan. In addition, the gold inventory was not reduced as much as planned due to unanticipated power supply interruptions impacting operations in July, and inventory build up in the refractory circuit following its extended shutdown earlier in the year. Cash costs of US$233 per ounce were higher than forecast as a result of these factors.

Operations Outlook

Subsequent to the quarter end, Miramar has implemented a revised mine plan which will see all free mill ores mined out by the end of August 2003. After August 2003, all ores mined from the Con will be hoisted via the C1/B3 hoists and processed through the refractory circuit. With the accelerated suspension of free mill operations, the Con Mine will benefit from significant infrastructure savings including operation and maintenance of the Rob shaft complex, reduced mine services including dewatering, ventilation and compressed air, and simplified milling operations. To facilitate this plan, mining of the Con refractory ores has been deferred and manpower and equipment has been redeployed to the free mill areas of the mine. Refractory ore mining will recommence in the first quarter of 2003.

Mine Life Ounces Increased

Following this reassessment of the mine plan, the operating life has been extended to 2005. This represents the second extension to the mine life this year. Production estimates for 2003 are between 105,000 and 110,000 ounces, between 80,000 and 85,000 ounces in 2004 and approximately 20,000 ounces in 2005. Cash costs are expected to average US$250 per ounce. All production at the Yellowknife operations is dependent on its ability to generate positive cash flow and earnings. The mine plan will be reassessed regularly to ensure the operations are meeting this objective.

As a result of this change to the mine plan and the actual production during the first nine months, Miramar now anticipates 2002 production of approximately 125,000 ounces at cash costs of approximately US$230 per ounce.

For further information on financial and operating results for the quarter, please refer to the attached Management’s Discussion and Analysis and the Financial Statements for the reporting period.

Unless otherwise indicated, all financial information in this press release is presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles.

Forward Looking Statements

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the expected financial results of the Company, operating results, costs, cash flows and capital expenditures at the Con and Giant Mines, the exploration activities at Hope Bay, and the adequacy of the Company’s financial resources. Statements concerning mineral reserve estimates also may be deemed to be forward-looking statements, as they constitute estimates based on presently available information and certain assumptions made by management of the mineralization that would be encountered when the deposit is mined. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statement including, without limitation, uncertainties involved in recovery rates; risk of accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production or arsenic treatment, and possible variations in ore grade and recovery rates; risks and uncertainties relating to fluctuating precious and base metals prices, currency exchange rates and equity markets; uncertainties involved in interpreting drilling results and other tests; the possibility of unexpected costs and expenses relating to the Con and Giant mines, environmental issues or other matters; uncertainties relating to the need for government approvals

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and the cooperation of government agencies in regards to any environmental liabilities and other risks and uncertainties, including those described in this news release and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2001 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of management at the date the statements are made. Miramar does not undertake to update forward-looking statements if management’s beliefs, estimates or opinions or other circumstances should change.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation

For further information contact:
Tony Walsh
President & CEO
Miramar Mining Corporation
Tel: (604) 985-2572
Fax: (604) 980-0731
Toll Free: 1-800-663-8780
Email: info@miramarmining.com

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MIRAMAR MINING CORPORATION
Consolidated Balance Sheets
(expressed in thousands of dollars)

September 30, 2002 and December 31, 2001

	2002 (unaudited)	2001
Assets
Current assets

Cash and cash equivalents	$ 38,822	$ 13,493
Accounts receivable	1,691	1,124
Inventory	12,395	9,310

Prepaid expenses	607	571

	53,515	24,498
Capital assets (note 2)	132,108	54,584
Cash collateral deposits	6,379	3,827
Northern Orion Explorations Ltd. (note 3)
Equity investment	--	4,332
Net proceeds interest	15,000	15,000
Investment in Sherwood Mining Corporation	838	--

Other Assets	259	25

	$ 208,099	$ 102,266

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$ 9,831	$ 8,429
Provision for site reclamation and closure costs	9,079	7,962
Deferred post-retirement benefits	1,541	1,696
Future income tax liability	22,566	3,448

	43,017	21,535
Shareholders' equity:
Share capital	312,686	230,463
Special warrants	--	2,700
Contributed surplus	670	--
Deficit	(148,274)	(152,432)

	165,082	80,731

	$ 208,099	$ 102,266

See accompanying notes to consolidated financial statements

MIRAMAR MINING CORPORATION
Consolidated Statements of Operations
(expressed in thousands of dollars except share amounts)

Nine month period ended September 30, 2002 and 2001

	Three months ended Sept. 30		Nine months ended Sept. 30
	2002 (unaudited)	2001 (unaudited)	2002 (unaudited)	2001 (unaudited)

Revenue
Sales	$ 14,835	$ 13,778	$ 41,958	$ 40,804
Other income	261	344	566	721

	15,096	14,122	42,524	41,525
Expenses
Cost of sales	10,552	11,353	28,620	35,169
Depreciation and Depletion	1,516	2,222	5,305	7,021
General and Administration	1,094	715	2,591	2,381
Foreign exchange gain	55	(154)	9	(151)
Reclamation	592	608	1,268	1,317

	13,809	14,744	37,793	45,737

Earnings/(loss) from operations before items
noted below	1,287	(622)	4,731	(4,212)
Equity loss	(10)	(105)	(351)	(363)
Non-controlling interest	--	--	--	109

Earnings/(loss) before income taxes	1,277	(727)	4,380	(4,466)
Income taxes:
Current	(71)	--	(223)	--

Net earnings/(loss) for the period	1,206	(727)	4,157	(4,466)
Deficit, beginning of the period	(149,481)	(150,272)	(152,432)	(146,533)

Deficit, end of the period	$ (148,275)	$ (150,999)	$ (148,275)	$ (150,999)

Net earnings/(loss) per share, basic and
fully diluted	$ 0.01	$ (0.01)	$ 0.05	$ (0.07)
Weighted average number of common
shares and special warrants outstanding	120,269,142	60,212,541	87,374,441	60,195,953

See accompanying notes to consolidated financial statements

MIRAMAR MINING CORPORATION
Consolidated Statements of Cash Flows
(expressed in thousands of dollars)

For periods ended September 30, 2002 and 2001

	Three months ended Sept. 30		Nine months ended Sept. 30
	2002 (unaudited)	2001 (unaudited)	2002 (unaudited)	2001 (unaudited)

Cash provided by (used in):
Operations
Net earnings (loss) for the period	$ 1,206	$ (727)	$ 4,158	$(4,466)
Items not involving cash:
Depreciation and depletion	1,516	2,222	5,305	7,021
Gain on sale of assets	--	--	(98)	--
Reclamation	156	346	467	262
Equity in loss of investment	10	105	351	363
Non-controlling interest	--	--	--	(109)
Other	(155)	146	(155)	335
Net change in non-cash working capital:
Decrease (increase) in accounts receivable	3,611	(254)	241	158
Decrease (increase) in inventory	50	(223)	(3,086)	(544)
Decrease (increase) in prepaid expenses	(100)	(56)	(417)	75
Decrease in accounts payable and
accrued liabilities	639	1,186	42	(1,013)

	6,933	2,745	6,808	2,082
Investments:
Expenditures on plant, equipment and deferred
development and exploration	(6,263)	(2,845)	(14,416)	(11,884)
Investment in Hope Bay Gold, net of cash acquired
(note 2)	16	--	(2,300)	--
Collateral deposits	(6)	29	113	16
Net proceeds on sales of other assets (note 3)	(3)	--	3,840	--

	(6,256)	(2,816)	(12,763)	(11,868)

Financing:
Issue of common shares for cash, net	(644)	(23)	31,285	3,649

	(644)	(23)	31,285	3,649

Increase/(decrease) in cash and cash equivalents	33	(94)	25,330	(6,136)
Cash and cash equivalents, beginning of the period	38,789	11,628	13,492	17,670

Cash and cash equivalents, end of the period	$ 38,822	$ 11,534	$ 38,822	$ 11,534

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular Dollar Amounts Expressed in Thousands of Dollars)

For the periods ended September 30, 2002 and 2001

1.	Interim Financial Statements:

The interim consolidated financial statements of Miramar Mining Corporation have been prepared in accordance with the accounting principles and methods of application disclosed in the consolidated financial statements of the year ended December 31, 2001, except as indicated in note 4.

The accompanying interim unaudited consolidated financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. These financial statements do not include all disclosures required by Canadian Generally Accepted Accounting Principles for annual financial statements, and accordingly the interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Annual Report for the year ended December 31, 2001.

2.	Acquisition of Hope Bay Gold Corporation:

On May 23, 2002 the Company completed a business combination with Hope Bay Gold Corporation. Under the terms of the agreement, the Company issued 39,464,430 common shares to shareholders of Hope Bay Gold on the basis of 0.263 Miramar share for each one Hope Bay Gold share outstanding at April 4, 2002. In addition, Miramar issued 3,923,872 share purchase warrants and 2,353,850 stock options as outlined in note 6 (b) and 6 (c). In 2002 during the period prior to acquisition, the Company loaned Hope Bay Gold approximately $2.5 million, which was used to fund its requirements for the Hope Bay project and to pay general corporate costs.

The business combination is accounted for as a purchase transaction, with the Company being identified as the acquirer of Hope Bay Gold. The consolidated financial statements of the Company are presented at historical amounts recorded in its accounts and Hope Bay Gold at the historical amounts recorded in its accounts, adjusted to their fair value reflecting the application of purchase method accounting. The total cost of the business combination has been allocated to the fair value of net assets of Hope Bay Gold acquired as follows:

Cost of Business Combination:
Share Consideration	$49,172,680
Acquisition Costs	1,900,000
Stock Options & Warrants	670,000

Total Cost of Business Combination:	$51,742,680

Fair value of net assets acquired:
Current assets	$ 1,013,415
Equipment	42,144
Investment in Sherwood Mining Corporation	837,500
Resource properties	70,733,318
Reclamation deposits	1,803,817

74,430,194

Less:
Current liabilities	3,853,648
Reclamation liability	650,000
Future income taxes	18,183,866

Fair Value of Net Assets Acquired	$51,742,680

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular Dollar Amounts Expressed in Thousands of Dollars)

For the periods ended September 30, 2002 and 2001

3.	Sale of Northern Orion shares:

On June 28, 2002, an unrelated private company assigned a portion of its option to acquire from the Company up to 60 million shares of Northern Orion Explorations Ltd. at $0.08 per share. The Company has also agreed to sell the remaining amounts it has receivable from Northern Orion, which has a face value of $6.9 million, to the third parties for nominal consideration. The third parties exercised the option for 48 million shares of Northern Orion and Northern Orion convertible notes of $6.9 million for a total purchase price of $3.84 million. The Company has retained 22 million shares of Northern Orion, which represents approximately 18% of Northern Orion, and a net proceeds interest royalty in certain Northern Orion mineral properties which has a maximum payment of $15 million. The Company has recorded the proceeds of the sale against the carrying value of the investment. As a result of this transaction, the Company no longer has significant influence over Northern Orion and has ceased equity accounting. The remaining investment is carried at the net historical cost at the time of exercise of the options.

4.	Stock-Based Compensation:

Effective January 1, 2002, the Company adopted the new Recommendations of Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. The new Recommendations are applied prospectively to all stock-based payments to non-employees, and to employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, except grants outstanding at January 1, 2002 that call for settlement in cash or other assets or stock appreciation rights that call for settlement in equity instruments. For such grants, the new Recommendations are applied retroactively, without restatement.

The Company’s stock option plan is described in note 9 (c) of the consolidated financial statements for the year ended December 31, 2001. On May 28, 2002, the Company retroactively to January 1, 2002 removed the stock appreciation rights of all outstanding employee stock options. The Company has elected not to use the fair value method of accounting for stock options. As a result, it does not recognize compensation expense nor the fair value of the options issued to its employees.

5.	Earnings/(loss) per share:

For the period ended September 30, 2002 diluted loss per share is not presented as the effects of outstanding options and warrants would be anti-dilutive to the common shareholders.

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular Dollar Amounts Expressed in Thousands of Dollars)

For the periods ended September 30, 2002 and 2001

6.	Share capital:
(a) Issued and To Be Issued:

	Common shares		Special warrants
	Number of shares	Amount	Number of shares	Amount

Balance December 31, 2001	61,009,783	$ 230,463	2,290,215	$ 2,700

Issued:
Common shares, net of costs	2,666,666	3,667
On exercise of stock appreciation rights	1,655	--
On exercise of stock options	24,000	22

Balance March 31, 2002	63,702,104	$ 234,152	2,290,215	$ 2,700

Issued:
Common shares, net of costs	15,000,000	27,934
Conversion of special warrants into common shares	2,290,215	2,700	(2,290,215)	(2,700)
Common shares issued for acquisition of subsidiary	36,911,481	45,992
Common shares to be issued for acquisition of subsidiary	2,552,949	3,181
Future income tax effect of flow through shares issued	(935)
On exercise of warrants	19,282	26
On exercise of stock appreciation rights	136,943	--
On exercise of stock options	274,000	279

Balance June 30, 2002	120,886,974	$ 313,329	--	$ --

Issued:
Common shares, net of costs	(517)
On cancellation of stock options	(130,000)	(126)

Balance September 30, 2002	120,756,974	$ 312,686	2,290,215	$ 2,700

On March 8, 2002, the Company completed a private placement of 2,666,666 flow-through common shares at a price of $1.50 per common share. The gross proceeds of the financing of $3,999,999 must be used by the Company to incur Canadian Exploration Expenditures as defined by the Canadian Income Tax Act on the Hope Bay Project by December 31, 2003. The agent for the flow though share offering received commissions of $260,000 on closing and an option to purchase 186,666 common shares at $1.50 per share that expires on March 11, 2004. The fair value of these options at the grant date was $30,000 and has been shown on a net basis in share capital.

On June 20, 2002, the Company completed a private equity placement consisting of 12,500,000 units at a price of $2.00 per unit plus 2,500,000 flow through common shares at a price of $2.00 per share for gross proceeds of $30,000,000 through a syndicate of underwriters. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one additional common share at a price of $2.50 and expires one year from the closing date.

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular Dollar Amounts Expressed in Thousands of Dollars)

For the periods ended September 30, 2002 and 2001

6.	Share capital (continued):

The gross proceeds of $30,000,000 will be used to advance the Hope Bay project and general corporate purposes. Included in the total proceeds of the financing is $5,000,000, which must be used by the Company to incur Canadian Exploration Expenditures as defined by the Canadian Income Tax Act on the Hope Bay Project by December 31, 2004. The syndicate of underwriters received a 6% commission totaling $1,800,000 on closing and an option to purchase 900,000 common shares at $2.00 per share that expires on June 20, 2003. The fair value of these options at the grant date was $125,000 and has been shown on a net basis in share capital.

As at September 30, 2002, a total of 96,320 shares remain to be issued to as part of the acquisition of a subsidiary.

    (b)        Stock options:

At September 30, the Company had stock options outstanding as follows:

	Shares under option	Average exercise price
Outstanding, December 31, 2001	1,722,121	$ 1.33

Granted	831,500	1.22
Exercised	(30,000)	(0.94)
Expired	(108,000)	(4.83)

Outstanding, March 31, 2002	2,415,621	$ 1.14

Granted	28,000	1.45
Converted on acquisition of subsidiary	2,353,850	1.37
Exercised	(464,000)	.91
Expired	(6,000)	1.15

Outstanding, June 30, 2002	4,327,471	$ 1.29

Granted	150,000	1.33
Expired	(120,750)	2.89

Outstanding, September 30, 2002	4,356,721	$ 1.24

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular Dollar Amounts Expressed in Thousands of Dollars)

For the periods ended September 30, 2002 and 2001

6.	Share capital (continued):

(c)	Warrants and Brokers Compensation Options:

At September 30, the Company had warrants and brokers compensation options outstanding as follows:

	Warrants	Average exercise price

Outstanding, December 31, 2001	206,116	$ 1.37

Granted	186,666	$ 1.50

Outstanding, March 31, 2002	392,782	$ 1.44

Granted	7,150,000	$ 2.44
Converted on acquisition of subsidiary	3,923,872	7.53
Exercised	(19,282)	1.37
Expired	(1,095,833)	11.24

Outstanding, June 30, 2002	10,351,539	$ 6.19

Transactions in the quarter	Nil
Outstanding, September 30, 2002	10,351,539	$ 6.19

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular Dollar Amounts Expressed in Thousands of Dollars)

For the periods ended September 30, 2002 and 2001

7.	Business segments:

The Company’s capital assets, capital expenditures, revenues and earnings/(loss) before equity loss and income taxes by operating and geographic segment are as follows:

3 months ended September 30, 2002	Capital expenditures	Revenues	Earnings/(loss) before equity loss and income taxes

Gold operations	$ 1,142	$14,835	$ 1,933
Gold exploration	5,498	--	--
Other	12	261	(647)

	$ 6,652	$15,096	1,286

3 months ended September 30, 2001	Capital expenditures	Revenues	Earnings/(loss) before equity loss and income taxes

Gold operations	$ 1,053	$13,778	$(58)
Gold exploration	1,728	--	--
Other	63	344	680

	$ 2,844	$14,122	$ 622

9 months ended September 30, 2002	Capital assets	Capital expenditures	Revenues	Earnings/(loss) before equity loss and income taxes

Gold operations	$ 18,291	$ 4,216	$41,958	$ 6,477
Gold exploration	112,763	78,595	--	--
Other	1,055	18	566	(1,746)

	$132,108	$82,829	$42,523	$ 4,731

9 months ended September 30, 2001	Capital assets	Capital expenditures	Revenues	Earnings/(loss) before equity loss and income taxes

Gold operations	$19,394	$ 4,321	$40,804	$2,003
Gold exploration	32,794	7,432	--	--
Other	1,967	129	721	2,209

	$54,155	$11,882	$41,525	$4,212

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular Dollar Amounts Expressed in Thousands of Dollars)

For the periods ended September 30, 2002 and 2001

8.	Financial risk management:

As at September 30, 2002, the Company had entered into the following gold contracts:

Period	Hedged Ounces	Average price per ounce	Call options sold	Anticipated delivery/expiry

Q4 2002	28,100	CAD $461
2003	52,800	CAD $478	36,000	CAD $478
2003			14,000	US $307

	80,900		50,000

The fair value excess (deficit) of derivative instruments at September 30, 2002, based on a spot gold market price of CAD$513 per ounce, are as follows:

	Carrying value	Fair Value

Gold forward contracts	--	$(2,915)
Gold spot deferred contract	$(435)	(1,552)
Gold calls sold	--	$(3,010)

During 2001, the Company entered into an agreement with a financial institution for the purchase and sale of swaps and derivatives that contains certain financial covenants that the Company must maintain with respect to net tangible assets, current ratio, total liabilities, trade creditors and liquid assets. If the Company fails to meet any of these covenants, the financial institution has the right to demand payment of the net value of any contracts that are outstanding at the time of default. At September 30, 2002, the Company was in compliance with all of these financial covenants.

MIRAMAR MINING CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Tabular Dollar Amounts Expressed in Thousands of Dollars)

OVERVIEW

Third Quarter Highlights

•	Production of 31,250 ounces of gold at cash costs of US $233 per ounce.

•	Earnings of $1.2 million or $0.01 per share.

•	Positive cash flow from operations* of $3.1 million.

•	Hope Bay project and exploration spending of $5.5 million.

In the third quarter of 2002, the Company’s mining operation in Yellowknife was successful in restarting the autoclave circuit, which had been shutdown throughout the second quarter due to collapse of the roof on the oxygen plant facility. Gold production from mining returned to normal levels in the quarter, however fell short of the Company’s forecast. Production from mining was below expectations as a result of poor free mill recovery, lower mined tonnage of refractory ore and lower than anticipated grades at the Con and Giant mines. In addition, the work-in-progress inventory of gold-bearing refractory flotation concentrates was not reduced as much as planned due to power supply interruptions in July and greater build-up of gold inventory in the autoclave circuit than anticipated.

EARNINGS AND CASH FLOW

For the three months ended September 30, 2002, net earnings were $1.2 million or $0.01 per share compared with a loss of $0.7 million or $0.01 per share for the same period in 2001. The improvement in 2002 is the result of: (1) a 7% reduction in mine operations spending; (2) a 13% increase in the average realized gold price; and, (3) a 30% decrease in depreciation expense. Reduced mine operations spending resulted largely from the reimbursement of environmental expenditures from the Department of Indian and Northern Affairs (“DIAND”) for the Giant mine, which commenced on December 15, 2001. Depreciation expense was reduced due to lower levels of capital reinvestment at the Con and Giant mines and lower deferred development amortization rate as a result of an increase in the number of ounces the Company forecasts will be produced over the remaining mine life.

Operating cash flow for the three-month period was positive $6.9 million compared to positive $2.7 million for the same period in 2001. In the third quarter 2002, accounts receivable decreased contributing cash as a result of the receipt during the period of the proceeds of the sale recorded in the second quarter of 48 million shares of Northern Orion Explorations for $3.84 million. Removing the impact of this transaction, cash flow from operations* in the third quarter of 2002 was $3.093 million.

MIRAMAR MINING CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Tabular Dollar Amounts Expressed in Thousands of Dollars)

The Company’s gold operations business segment continued to generate cash in the quarter and the year even after deducting mine capital and development and corporate general and administrative costs, as follows:

	2002		2001
	Q3	9 months	Q3	9 months

Cash from operations*	3,093	6,808	2,745	2,082
Less: mine capital and development	(1,142)	(4,216)	(1,053)	(4,321)

Total	1,951	2,592	1,692	(2,239)

*	Adjusted in the third quarter to remove the impact of accounts receivable transaction described in the paragraph above. Cash from operations includes corporate general and administrative costs.

OPERATIONS OVERVIEW

Revenues

The Company’s primary source of revenues is gold sales from production at its Yellowknife operations. For the three months ended September 30, 2002, the Company produced 31,250 ounces of gold compared to 32,023 ounces in 2001. Revenue from gold sales was $14.8 million for the third quarter of 2002, net of an unrealized loss on gold spot deferred contracts, which reduced revenues by $0.4 million, compared to sales revenue of $13.8 million in 2001. During the third quarter, the Company realized US$304 per ounce of gold sold compared to US $314 per ounce in the spot market, and US$277 per ounce realized in the third quarter of 2001. In Canadian dollar terms, the realized price per ounce was $475 in 2002 as compared to $492 per ounce on the spot market and $430 in the same period of 2001. Other income in the third quarter of 2002 was $0.3 million, unchanged from the same period of 2001 and is largely comprised of interest income.

Mining Operations

The Yellowknife mining operations, comprised of the Con and Giant mines, fell short of production targets with shipments of 31,250 ounces at cash costs of US$233 per ounce during the third quarter. For the corresponding period in 2001, operations produced and shipped 32,023 ounces at a cash cost of US$248 per ounce.

MIRAMAR MINING CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Tabular Dollar Amounts Expressed in Thousands of Dollars)

	Three months ended September 30

	2002	2001
Yellowknife Operations Giant - Refractory
Tons of ore processed	16,936	18,118
Average grade (ounce per ton)	0.359	0.378
Average recovery rate (%)	84.42	88.88
Ounces of gold recovered	5,140	6,086
Con - Free Milling
Tons of ore processed	51,903	49,741
Average grade (ounce per ton)	0.383	0.373
Average recovery rate (%)	86.99	90.45
Ounces of gold recovered	17,309	16,762
Con - Refractory
Tons of ore processed	22,709	27,530
Average grade (ounce per ton)	0.275	0.319
Average recovery rate (%)	83.88	89.32
Ounces of gold recovered	5,242	7,843
Arsenic tailings
Tons of tailings processed	2,309	4,500
Ounces of gold recovered	1,332	1,609
Total ounces of gold recovered	29,022	32,301

Total ounces of gold shipped	31,250	32,023

Production Cost per Ounce Shipped $US
Direct mining expense	$ 227	$ 247
Deferred mining expense (net)	(2)	0
Inventory movement and other	8	2

Cash operating cost	$ 233	$ 249

Depreciation	17	21
Reclamation and mine closure	9	3
Other	6	4

Total production cost	$ 265	$ 277

Although the autoclave was successfully re-commissioned following completion of the repairs to the oxygen plant facility and the treatment of arsenic tailings resumed during the quarter, gold production was lower than planned. Production from mining was below expectations as a result of lower free mill recovery, mined tonnage of refractory ore and grades at both mines. In addition, the work-in-progress inventory of gold-bearing refractory flotation concentrates was not reduced as much as planned due to power supply interruptions in July and greater build-up of gold inventory in the autoclave circuit than anticipated.

The decrease in direct mining expenses per ounce of gold shipped for the third quarter in 2002 compared to the same period of 2001 results from lower Giant mine costs reflecting the

MIRAMAR MINING CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Tabular Dollar Amounts Expressed in Thousands of Dollars)

reimbursement of environmental costs from DIAND. The increase in inventory movement per ounce over 2001 is the result of the build up of flotation concentrates for which costs were deferred and the subsequent draw down of both inventory and associated costs in the third quarter. The increase of reclamation costs per ounce in 2002 reflects an increase in activity in concurrent reclamation including removal of obsolete oil tanks, re-contouring the Negus tailing pond and general site cleanup.

During the quarter, negotiations were completed between the Company and the United Steel Workers’ Association (“USWA”) at the Con mine. On July 18th, USWA members voted in favour of a new three-year collective agreement that includes improvements to severance and relocation provisions and a staged annual wage increase of 7%, 5% and 3% over the term of the agreement. The incremental cost impact of the new 3-year contract is estimated to be $2.7 million in wages and $2.7 million in severance, relocation and pension benefits.

Operating Costs

The cost of sales in the third quarter was $10.6 million compared to $11.4 million 2001. The lower cost of sales in 2002 was the result of reimbursement of environmental costs at Giant mine. General and administrative expenses in the period were $1.1 million compared with $0.7 in the same period in 2001. Items of note were fees for the new listing on the American Stock Exchange and certain additional costs related to the business combination with Hope Bay Gold Corporation, which was completed in the second quarter. Depreciation and depletion expense in the third quarter of 2002 was $1.5 million compared to $2.2 million for the same period in 2001. Capital reinvestment in mine equipment and mine development has declined in recent years at the Yellowknife mines as the mines approach the end of their operating life and consequently depreciation has decreased. Additionally, the rate of amortization per ounce of production was reduced as the number of ounces forecast to be produced increased from the mines during the remainder of the mine life. Reclamation expense in the third quarter of 2002 was $0.6 million, unchanged from the same period of 2001.

Exploration Activities

At Hope Bay, a program was initiated and completed in the third quarter to follow up on positive results from activities earlier in the year. Results include a number of intercepts from the Madrid area including: extension of the narrow, high-grade South Patch Zone, the discovery of gold in the Marianas area, and discovery of wide zones of gold mineralization in the Rand Spur area.

MIRAMAR MINING CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Tabular Dollar Amounts Expressed in Thousands of Dollars)

Furthermore, exploration in the Madrid area has extended the strike length of the Deformation Zone and identified possible parallel, mineralized trends.

Work on the Doris North feasibility study continued in the quarter, focused on completion of an external review of the updated resource model, development of a detailed mine design, metallurgical testing to develop process design criteria and onsite geo-technical assessment for tailings impoundment and site infrastructure design. In addition, Bateman Engineering was retained to complete the overall feasibility document targeted for completion by the end of the year.

Work to advance permitting also continued, most notably with completion of the Nunavut Impact Review Board’s (“NIRB”) review of the preliminary project description and receipt of the determination that the project is now subject to Part 5 Review of the Canada Mining Regulations from the Minister responsible for DIAND. As a result, NIRB has issued draft guidelines for the environmental impact study (“EIS”), and drafting of the EIS has begun.

Capital Programs

During the third quarter of 2002, the Company incurred $5.5 million in capital expenditures for the exploration and project activities at Hope Bay and incurred $1.1 million on mine capital and development at the Yellowknife operations. This compares with capital expenditures of $1.7 million on the Hope Bay project and $1.1 million for mine capital and development in the same period of 2001. In the third quarter of 2002, the Company completed an exploration program for total drilling of approximately 13,000 meters as described above, compared to approximately 5,100 meters drilled in the same period last year.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2001, the Canadian Institute of Chartered Accountants issued new Recommendations that establish standards for the recognition, measurement, and disclosure of stock-based compensation. The Company has adopted these new Recommendations as described in note 4 of the notes to the second quarter financial statements.

These Recommendations set out a fair value based method of accounting that is required for certain, but not all, stock-based transactions. The standard must be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock, that call for

MIRAMAR MINING CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Tabular Dollar Amounts Expressed in Thousands of Dollars)

settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments.

The Company has elected to retroactively remove the stock appreciation rights for all outstanding employee stock options. Consequently, the Company is permitted to, and has elected to, continue its existing policy that no compensation cost is recorded on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital.

The Recommendations require additional disclosures for options granted to employees, including disclosure of pro forma earnings and pro forma earnings per share as if the fair value based accounting method had been used to account for employee stock options. As a result of the retroactive change to the stock option plan, the Company will be required to report pro forma earnings and pro forma earnings per share for employee stock options effective June 30, 2002.

FINANCING AND LIQUIDITY

Financing

On March 8, 2002, the Company completed a private placement of 2,666,666 flow-through common shares at a price of $1.50 per share. The gross proceeds of the financing of $3,999,999 must be used by the Company to incur Canadian Exploration Expenditures as defined by the Canadian Income Tax Act on the Canadian properties by December 31, 2003.

On June 20, 2002, the Company completed an equity financing consisting of 12,500,000 units at a price of $2.00 per unit plus 2,500,000 flow-through common shares at a price of $2.00 per share for gross proceeds of $30 million. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one additional common share at a price of $2.50 and expires on June 20, 2003. The net proceeds of $27.9 million will be used to advance the Hope Bay project and for general corporate purposes. Included in the total proceeds of the financing is $5,000,000, which must be used by the Company to incur Canadian Exploration Expenditures as defined by the Income Tax Act (Canada) by December 31, 2004. The equity financing was made through a syndicate of underwriters that received a 6% commission totaling $1,800,000 on closing and an option to purchase 900,000 common shares at $2.00 per share that expires on June 20, 2003. The fair value of these options at the grant date was $125,000 and has been accounted for as a reduction in share capital.

MIRAMAR MINING CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Tabular Dollar Amounts Expressed in Thousands of Dollars)

During the second quarter of 2002, the Company agreed to terms of a credit facility with a financial institution to finance the estimated feasibility costs of the Doris North project at Hope Bay. The facility provides for total borrowing of up to $4 million repayable on or before June 2004. At the end of the third quarter, the final agreement was not yet completed and no funds had been drawn on the facility. The final agreement is expected in the fourth quarter of 2002.

Liquidity

At September 30, 2002, the Company had consolidated working capital of $43.7 million as compared to $16.4 million at the end of the third quarter of 2001. Of the $43.7 million working capital $38.8 million is cash and cash equivalents as compared to $11.5 million in the same period of 2001. In addition to the working capital, at September 30, 2002 the Company had $6.4 million in cash collateral deposits for reclamation bonds as compared to $4.5 million at the end of the third quarter of 2001. The increase is the result of the business combination with Hope Bay Gold Corporation completed in the second quarter.

On June 28, 2002, a third-party exercised its option to purchase from the Company 48 million shares of Northern Orion Explorations Ltd. and $6.9 million principal amount of Northern Orion convertible notes. The purchase price of $3.84 million was received on July 11, 2002.

On September 20, 2002, the Company’s subsidiary signed an agreement to sell its Bluefish hydroelectric power plant(“Bluefish”)
to the Northwest Territories Power Corporation (“NTPC”) for total consideration of approximately $14 million,as follows.

•	A cash payment of $10 million on December 31, 2004;

•

 NTPC will assume ownership of Bluefish upon closing of the transaction, anticipated to occur on or before December 31, 2002, and responsibility for operating costs of the facility, estimated to be $400,000 per year and will continue to supply power equal to the historic generation profile of Bluefish to the Con mine, free of charge, until December 31, 2004;

•	NTPC will provide power to the Con mine, free of charge, for five years at an annual rate of 5 million kilowatts and 1,500 KVA of demand for the period 2005 through 2009.

Bluefish is a 7.0 mega volt-ampere hydroelectric power generating facility, located 25 miles northwest of Yellowknife, which supplies power for use by the Con mine. The agreement is conditional upon receiving the approval of the Northwest Territories Public Utilities Board and also

MIRAMAR MINING CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Tabular Dollar Amounts Expressed in Thousands of Dollars)

requires a release by Red Lion Management Ltd. of its security interest in Bluefish, which it holds as collateral for an indemnity against environmental liability given by Red Lion to the previous owner of the Con mine. The Company expects the conditions will be met and the transaction will be completed by December 31, 2002.

The Company believes it has sufficient cash resources and liquidity to sustain its planned operations for the near term. The Company further believes that projected cash generated from Yellowknife operations is sufficient to meet its current and future closure obligations. The ongoing exploration and development of the Hope Bay project will require the Company to raise additional capital through one or a combination of existing treasury funds, asset sales, project financing and equity offerings.

Liabilities and Contingencies

As a condition of a water license held by the Con mine, the Company maintains a security deposit as required by the licensing agency and in a form acceptable to DIAND. Currently, the Company has a security deposit of $1.5 million held by DIAND. The license requires annual increases to the security of $1.5 million on each anniversary of the license until a total of $9 million is on deposit. There are two annual increments outstanding for 2001 and 2002 for a total of $3.0 million in additional security. In June 2001, the Company proposed to post an encumbrance on the Bluefish hydroelectric facility as security for the annual increments. On August 2, 2002, the Company received notification from DIAND that this form of security would not be acceptable and has been instructed to increase the security by the required $3.0 million, no later than January 15, 2003. The Company expects that the agreement to sell Bluefish (as described above in the section on liquidity) will provide a means for the Company to meet this obligation.

In 1995, the Company entered into a joint exploration transaction with an investor that resulted in the sale of an interest in the assets comprising the Con mine. The transaction was based upon an independent valuation prepared for the Company. In 2000, Canada Customs and Revenue Agency (“Agency”) issued a re-assessment notice challenging the valuation that formed the basis for this transaction. This re-assessment does not give rise to any taxes payable by the Company. However, as part of the transaction in 1995, the Company agreed to compensate the investor for any shortfall in the value of the assets transferred to a maximum of $2.7 million plus accrued interest, which amounts to approximately $1.5 million, such amounts to be payable should a ruling denying the transfer of certain tax pools be made against the Company. At present, the Company has requested certain information from the Agency and is awaiting a response. While

MIRAMAR MINING CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Tabular Dollar Amounts Expressed in Thousands of Dollars)

management intends to strenuously defend the independent valuation, the outcome of this issue is not yet determinable. No provision for these costs has been recorded at September 30, 2002.

RISKS AND UNCERTAINITIES

To mitigate the risk of adverse price fluctuations and ensure that the Yellowknife operations achieve cash flow projections to complete the planned closure and in accordance with the hedging policy authorized by the Board, the Company has entered into spot deferred forward sales contracts and written call options for a portion of the mine’s expected future production. This is in part due to the fact that mining operations have been historically high cost and that the Yellowknife operations are not considered core assets. The Company has hedged in Canadian dollar terms to benefit from the weak Canadian dollar. The Company does not hold these financial instruments for speculative or trading purposes, nor is the Company subject to margin requirements on any of its hedging lines.

On July 11, 2002, the Company completed a transaction with the financial institution holding the gold forward contracts and the gold call options to revise the delivery schedule and recalculate pricing based on interest rates at the time of the transaction. The settlement dates for the call options were rescheduled, beginning in January 2004 for monthly 3,000 ounces allotments at CAD $478 strike price. The new schedule for gold forward contracts of approximately 59,400 ounces of gold will be delivered monthly at 2,200 ounces from October 2002 to December 2004 at CAD $478. The balance of the program outstanding on July 11, 2002, of 33,000 ounces at average prices of CAD $456 per ounce, remained unchanged, and the Company delivered 11,500 ounces to these contracts in the third quarter.

The outstanding number of ounces, average expected realized prices and maturities for the gold commodity derivative contracts as at September 30, 2002 are as follows:

Period	Hedged Ounces	Average Price	Call Options Sold	Average Strike Price

Q4 2002	28,100	CAD $461
2003	26,400	CAD $478	36,000	CAD $478
2003			14,000	US $307
2004	26,400	CAD $478

	80,900		50,000

MIRAMAR MINING CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Tabular Dollar Amounts Expressed in Thousands of Dollars)

The fair value of certain call options sold is recorded in the financial statements at each measurement date. The fair value of unrecorded call options was negative $2.6 million. The fair value of the gold forward sales and spot deferred forward sales contracts was negative $4.5 million.

OUTLOOK

As a result of lower production from the Yellowknife operations in the third quarter and slower than expected draw down of gold-bearing flotation concentrates which were inventoried in the second quarter, production for 2002 will be approximately 125,000 ounces which is lower than prior forecast. However, cash costs are expected to be below the year target of $240 per ounce.

The Company plans to complete a final feasibility study on the Doris North project by the end of the year.